Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

Three Months Ended 3/31/2011
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$75
One-Third of Rents, Net of Income from Subleases	7
Preferred Stock Dividends	177

Total Fixed Charges	$259

Earnings:
Income Before Income Taxes	$377
Fixed Charges - Excluding Preferred Stock Dividends	82

Total Earnings	$459

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	1.77x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$181
One-Third of Rents, Net of Income from Subleases	7
Preferred Stock Dividends	177

Total Fixed Charges	$365

Earnings:

Income Before Income Taxes	$377
Fixed Charges - Excluding Preferred Stock Dividends	188

Total Earnings	$565

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	1.55x